January 17, 2005


Via E-Mail, Facsimile and U.S. Mail

Steven R. London, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, MA 02111

RE:	Pressure Biosciences, Inc.
      Schedule TO-C filed September 15, 2004
	Schedule TO-I filed December 27, 2004
	Schedule 13G filed by Richard Schumacher on March 3, 2004
SEC File No. 5-50285

Dear Mr. London:

The Office of Mergers and Acquisitions in the Division of Corporation
Finance has reviewed the filings listed above. Our comments follow.
All defined terms in this letter have the same meaning as in your disclosure documents.

Schedule TO-C filed September 15, 2004
1. Your reference to the Private Securities Litigation Reform Act of
1995 is inappropriate since the safe harbor for forward looking statements provided in that Act do not apply to statements made in connection with a tender offer. See Section 21E (b)(2)(C) of the Securities Exchange Act of 1934. Please do not reference the Reform
Act in future tender offer materials, or expressly state that its safe harbor protections do not apply in this context.

Schedule TO-T filed December 27, 2004
2. We note that you have checked the box on the cover page of the Schedule TO to indicate that this transaction is subject to Rule 13e-
3. However, you must also jointly "tag" the filing as both a tender offer and a going private transaction when submitted via EDGAR. Since you did not do so, you should separately file a Schedule 13E-3 "shell" document that incorporates by reference to the disclosure in the Offer to Purchase. Please ensure that your amended filings are jointly tagged as both a Schedule TO and 13E-3. If you have questions concerning EDGAR filing issues, please contact our Office of EDGAR Policy at (202) 942-2940.
3. A Schedule 13E-3 must be filed at the first step in any series of
transaction that will result in a company going private. It
appears
that the sale of substantially all of the assets of the Company, submitted to the vote of shareholders in September 2004, may have been the first step in this going private transaction since (i) you stated your intent in the proxy statement for that sale to use the proceeds to finance the purchase of shares in a subsequent issuer tender offer and (ii) this issuer tender offer is apparently, in your view, reasonably likely to have a going private effect. Please provide your analysis as to why the sale was not the firs step in a series of transactions subject to Rule 13e-3. We may have further comments.
4. See the last comment above. We note that you include Mr.
Richard
T. Schumacher as a filer on the Schedule TO-I. However, it is not clear whether you intended him to be a bidder in this Offer or simply a filer on the Schedule 13E-3. Please clarify. Note that if you consider Mr. Schumacher a bidder, he would technically be required to file a Schedule TO-T, since he would be considered a third party bidder for purposes of this Offer. This is turn would trigger a requirement that the Company file a Schedule 14D-9. Please revise or advise.
5. You have incorporated by reference to the financial statements contained in other Commission filings. While you may do so, you must nevertheless present in the offer materials disseminated to shareholders the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule
13E-3, Instruction 6 to Item 10 of Schedule TO and Q&A 7 in
Section
I.H of the Division of Corporation Finance`s Manual of Publicly
Available Telephone Interpretations (July 2001).   Please revise
to
include the summary financial statements in the Offer to Purchase.

6. Please note that you must include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to each executive officer and director of your corporation. See General Instruction C to Schedule 13E-3. In addition, note the similar requirements imposed by General Instruction C of Schedule TO.
7. Both Schedules 13E-3 and TO require you to file as an exhibit any contract, arrangement or understanding involving the company`s securities and within the meaning of Item 1005(e) of Regulation M-A.
It appears that your arrangement or understanding with Messrs. Schumacher and Quinlan with respect to this Offer may fit within the meaning of this Item, and thus any written agreement should be filed as an exhibit. Please revise or advise. In addition, your other agreement(s) with Mr. Schumacher concerning pledges and loan guaranties may also fall within this Item requirement, and therefore should also be filed (or incorporated by reference if filed with other periodic reports). Please revise or advise.

Exhibit (a)(1)(A) - Offer to Purchase

General
8. You have determined that this transaction is subject to Rule
13e-3
despite your disclosure that it will not result in the number of record holders decreasing below 300 (because there are already less than 300 record holders) and your belief that it should not result in delisting of Pressure Bioscience`s shares from Nasdaq. We appreciate your desire to be cautious regarding the application of Rule 13e-3, and whether that Rule applies in the context of your particular transaction is a fact-intensive inquiry best made by you. However, since you have filed a Schedule 13E-3 in connection with this issuer tender offer, you must fully and completely satisfy the disclosure requirements of that Schedule. In this regard, you should revise the
Offer to Purchase to more prominently and completely discuss the possible impact of deregistration and delisting. These matters are currently not discussed until the middle of the offering materials, but they are critical to making an investment decision and thus should be fully and prominently explained in the Summary Term Sheet.
9. Mr. Schumacher is listed as a filer on the Schedule TO-I and states in the Offer to Purchase his belief that the offer is fair to unaffiliated shareholders. Despite this statement, however, Mr. Schumacher explicitly recommends that shareholders not tender into the Offer. Revise generally throughout the disclosure document to generally explain this apparent inconsistency and to discuss Mr. Schumacher`s potential conflict of interest in making such a recommendation. That is, the fewer shareholders that tender, the more likely it is that Mr. Schumacher`s shares will be purchased. Your expanded discussion should specifically address how his situation differs from those of other shareholders. That is, why are his arguments against tendering into this Offer inapplicable to him?
10. Your discussion of the intent of Mr. Schumacher and Mr. Quinlan to withdraw the shares they tender if they would result in oversubscription of the Offer should be revised to clarify whether such withdrawal would be sufficient to prevent any possibility that the Offer could be oversubscribed. That is, if, due to their plans to withdraw, there is no real possibility of pro ration in this Offer, this fact must be clear throughout. Please revise generally.
11. Disclosure in the offer materials indicates that the Company and
SeraCare have until January 15, 2005 to resolve their differences concerning the closing balance sheet for the asset sale, after which time the dispute will be referred to Ernst & Young LLP. Please update the Offer to Purchase concerning the status of that dispute and its resolution. If possible, provide an estimated time frame for resolution of this matter.
12. With respect to the organization and presentation of the information in the Offer to Purchase, note that Rule 13e-3(e)(1)(ii)
requires that the disclosure called for by Items 7,8 and 9 of
Schedule 13E-3 must appear in a "Special Factors" section in the front of the disclosure document. As currently presented, this critical information begins on page 50 of the offer materials. Please revise the organization and presentation of these materials so that this critical information is presented prominently, as mandated by Rule 13e-3.
13. As you are aware, Item 1013 requires you to describe the purposes of the Offer. We note the disclosure in the Offer to Purchase that Mr. Schumacher will attempt (subject to oversubscription of the Offer) to tender shares owned by him in order to repay certain indebtedness secured by the Company. If this Offer is being made in whole or in part to allow Mr. Schumacher and other insiders to sell their shares at a premium, this fact must be fully and prominently disclosed.

Summary Term Sheet, page i
14. This section should be revised generally to comply with the requirements of Item 1001 of Regulation M-A. That Item mandates that the summary section must present a summary of the most material terms of the proposed transaction. It should not repeat verbatim information contained elsewhere in the disclosure document. We are concerned that the extensive and detailed disclosure presented here does not serve to highlight the most important aspects of this transaction. For example, a single subsection about Pressure Bioscience`s financial condition goes on for more than three single-spaced pages. Please revise generally to present only the most material information about this transaction, with cross references to more extensive disclosure of each topic later in the offer materials.
Also, revise to ensure that the question posed (i.e., the heading) matches the disclosure presented in each subsection. For example, in the subsection about the Company`s financial condition cited above, many unrelated matters are discussed. Finally, consider revising to discuss only one matter per subsection. For example, consider breaking out each filing person`s fairness determination (beginning on page x).
15. This section should discuss the interests of insiders
(including
Mr. Schumacher) in this transaction not shared by other shareholders.
Any conflicts of interest (or potential conflicts) should be fully explored.
16. Consider including a section on how mechanically a shareholder may tender into this Offer.

How will I be notified if this Offer is extended? Page vii
17. Disclose how you will make a public announcement if you decide to extend the Offer.


How will I find out if any of the terms of the Offer have been amended? Page ix
18. See the last comment above. Provide similar disclosure with respect to how you will announce amendment or termination of the Offer.
19. Clarify what you mean by a "postponement" of the Offer as used in this section. We may have additional comments.

May I withdraw previously tendered shares? Page ix
20. Here and in the corresponding section later in the offer materials, disclose the existence of "back end" withdrawal rights if tendered shares have not yet been accepted for payment after the fortieth day from the date the Offer commenced. See Rule 13e-4(f)(2)(ii).

What do our board of directors and other filing persons think of the
Offer? Page x
21. Refer to the bold-faced disclaimer on page xiii stating that no person "including Mr. Schumacher" has been authorized to make any recommendation on the Company`s behalf concerning whether or not any shareholder should tender into this Offer. This disclaimer appears to be inconsistent with Mr. Schumacher`s status as a filing person and as the listed contact person for shareholders who have questions about the Offer. Alternatively, delete the statement.
Did our board of directors ... receive any written opinions or reports from independent financial advisors regarding the fairness of the Offer? Page xiii
22. Note that Item 9 of Schedule 13E-3 and Item 1015 of Regulation
M-
A encompass both written and oral reports that are materially related to the going private transaction. Confirm that no such reports, opinions or appraisals have been received, or revise to provide all of the disclosure required by those Items with respect to any oral reports. In this regard, you may need to consider whether any reports, opinions or appraisals related to the asset sale to SeraCare are also materially related to this issuer tender offer, since all of the proceeds of the asset sale are being used to fund this Offer. See our comments above.

Do any directors, executive officers or affiliates of Pressure
Bioscience intend to participate in the Offer? Page xiii
23. In this section, compare the post-Offer percentages owned by each affiliate with those they currently own, and for all office and directors as a group.


Will Pressure Biosciences continue as a publicly traded company?
Page
xvii
24. The disclosure here should discuss the fact that the Company already has less than three hundred shareholders of record and thus could deregister at will if its shares were no longer listed on a registered exchange. You should also explain the impact of deregistering, such as termination of reporting requirements, etc.

What are the United States federal income tax consequences if I tender my shares? Page xx
25. Revise this section to more clearly describe the basis for the tax treatment as a distribution of property versus a capital gain/loss, etc. As it currently appears, this section simply lists alternate tax treatments, without providing an explanation of how the appropriate method would be determined.

What are the associated preferred share purchase rights? Page xxi
26. Clarify the relevance of these rights to the Offer, or consider deleting or relocating this discussion to a later part of the Offer to Purchase.

What are the potential benefits and potential disadvantages of this
Offer for stockholders? Page xxi
27. The risk of delisting and deregistration should be discussed or referenced here.

Forward Looking Statements Page 1
28. Refer to the second paragraph on page 2 (the last paragraph in this section). Your disclaimer of any obligation to update or otherwise revise the offer materials to reflect subsequent events is inconsistent with your disclosure obligations under Rule 13e-4(c)(3)
and Rule 13e-3(d)(2). Please revise or delete.

Section 1. General Information about the Company...Page 2
29. Refer to the first sentence on page 4. We do not believe the procedure you describe comports with the pro ration requirements of
Rule 13e-4(f)(3), nor does it fit within the exception provided in Rule 13e-4(f)(3)(i). Please revise.

Special Factors - Section 2. Background..., page 6
30. See our comment above regarding the need to consider whether reports, opinions or appraisals related to the asset sale to SeraCare are also materially related to the Offer, given the nexus between the two transactions. Please provide your written analysis as to whether the Blair report is materially related, under these facts. Your analysis should state whether the fairness analysis of William Blair addressed, considered or in any way related to the Offer. We may have further comments.
31. Clarify how and when you arrived at the Offer price of $3.50 per share.
32. Expand to more explicitly describe the "transactions contemplated by the asset purchase agreement" that the board approved on April 16,
2004.
33. Disclose the identities of the control persons of the limited liability company that purchased the BBI Source business unit in June
2004. Describe any affiliation with the Company, if applicable.
34. The disclosure in this section concerning the timing of the board`s approval of the Offer does not seem to jibe with the disclosure in the Schedule TO-C and the proxy statement related to the SeraCare asset sale. For example, the disclosure here (on page
10) seems to indicate that the board and the special committee continued to consider alternatives to an issuer tender offer well into November 2004; however, as you know, the Schedule TO-C announcing this Offer and the Offer price was filed on September 15,
2004. Please clarify.
Certain Effects of the Offer, Page 18
35. Given the heading, this section should fully discuss the risk of delisting and deregistration and the potential effect on shareholders remaining.
36. Include the disclosure as to Mr. Schumacher and other affiliates required by Instructions 2 and 3 to Item 1013 of Regulation M-A.

Going Private, page 22
37. The disclosure on page 22 indicates that you reserve the right to
"eliminate the `going private` component of the Offer if we are able to ascertain from the responses to the Offer that there is no reasonable likelihood that the Offer will cause the shares to be delisted from the Nasdaq." You appear to be stating that, depending on the level of participation in this Offer, you may determine to delete the disclosure required by Rule 13e-3. Please be aware that this procedure is inappropriate. You must determine at the outset and based on full participation in the Offer whether it is "reasonably likely" to result in one or more of the "Rule 13e-3 effects" specified in Rule 13e-3(a)(3)(ii)(A) or (B). You have apparently made this determination in favor of the applicability of Rule 13e-3. While you could have conditioned your Offer on continued eligibility for listing on the Nasdaq, you did not do so. Somehow "retracting" the
Schedule 13E-3 or the Rule 13e-3 disclosure at the end of the Offer if you determine that, due to the level of participation, there is no
Rule 13e-3 effect is inappropriate and unworkable. Please revise or advise.


We face the possibility of moving from The Nasdaq National Market to
The Nasdaq SmallCap Market and potential delisting from The Nasdaq Stock Market, page 37
38. Given your limited resources after this Offer, disclose the approximate amount of the initial listing fee for the Nasdaq SmallCap
Market. If this fee would be a strain on the company`s limited resources post-tender offer, explain how you intend to pay it.

Federal Tax Consequences to Pressure Biosciences, page 49
39. We note the disclosure that you have "not made a determination as
to whether any of our NOL carry forwards are subject to Section
382
limitation." Indicate why this determination has not been made, and the factors to be considered in making it. See Item 1013(d) of Regulation M-A, which requires you to disclose the federal tax consequences of the transaction on the company.

Section 4. Position of the Special Committee, Board of Directors and
Filing Persons on the Fairness of the Offer, page 50
40. Refer to the first paragraph after the bullet points on page
56,
where you explain why the board and the special committee did not consider either book value or liquidation value to be relevant valuation methodologies in the context of this transaction. However, if ether would have yielded a higher value per share than the Offer price, this fact should be disclosed. Please revise or advise.
41. In the next paragraph on page 56, provide the same disclosure with respect to going concern value.
42. Refer to the last paragraph in this section on page 57, where you state that Mr. Schumacher has not conducted his own independent analysis as to the fairness of this Offer to unaffiliated shareholders. If he seeks to rely on the analysis and conclusions of the board of directors, he must expressly adopt both their analyses and resulting conclusions. See also our comment above with regard to the need to reconcile Mr. Schumacher`s finding of fairness with his recommendation not to tender.


Transactions, Negotiations and Agreements with Directors and Executive Officers, page 60
43. We refer to the disclosure concerning your loan receivable from
Mr. Schumacher in the amount of $1,000,000. Please describe the material terms of the loan. We may have additional comments after reviewing your response.
44. Explain your statement (at the top of page 61) that Mr. Schumacher was terminated in February 2003 due to "personal financial reasons." Were these reasons "personal" to him or to the Pressure Biosciences? Do they relate to the company`s loan guaranties and loans receivable from Mr. Schumacher? Please elaborate.

Section 10. Conditions of the Offer, page 69
45. All Offer conditions, other than those that relate to governmental or regulatory approvals necessary for consummation of the Offer, must be satisfied or waived as of the expiration date of the Offer. Your disclosure in the first paragraph of this section indicates that Offer conditions will remain outstanding until tendered shares are paid for. This contradicts our position and the disclosure in the last paragraph of this section. Please revise.
46. We are concerned that your Offer conditions are vague and overly-broad, such that the Offer may be considered illusory. While you may condition the Offer on any number of conditions, they must be outside of your control, adequately described, and capable of verification.
Please revise this section generally to more fully describe those specific events or non-events that would allow you to terminate the
Offer.
47. Expand to explain in further details the parameters of Offer condition (6) concerning the directors` fiduciary duties.
48. Offer condition (7) on page 70 appears to constitute a financing condition or its equivalent. As you know, an offer that is subject to a financing condition triggers additional disclosure requirements (such as bidder financial statements for a third party bidder, etc.)
Please explain supplementally the nature of this condition. That is, what specific amount do you need to get from the escrow account relating to the SeraCare transaction in order to fully finance this
Offer?
49. To the extent that you believe an event has occurred that implicates one of the listed Offer conditions, please note that, in our view, you must immediately take steps to inform the markets and your shareholders as to how you will proceed. You may not wait until the end of the Offer to terminate it based on an event that occurred while the Offer was pending. Please confirm your understanding supplementally.


Section 14. Information about Pressure Biosciences - Incorporation by
Reference, page 74
50. Neither Schedule 13E-3 nor Schedule TO allow you to "forward incorporate by reference" to periodic reports or other filings not yet made with the Commission. Rather, you must specifically amend the
Schedule TO/13E-3 to expressly incorporate any relevant documents by reference. Please delete the language to the contrary in this section on page 75.

Schedule 13G filed March 3, 2004
51. We note that Mr. Schumacher filed a Schedule 13G on March 3,
2004
certifying that the subject securities "were not acquired and are not
held for the purpose of or with the effect of changing or
influencing
the control of the issuer...." We are unable to locate any
amendments
to the Schedule 13G. Please indicate supplementally Mr. Schumacher`s position with Pressure Biosciences when the March 3, 2004 beneficial ownership report was filed. In addition, explain in the response letter how Mr. Schumacher`s filing status as a "passive investor" is inconsistent with his current status as the CEO of the Company and a member of its board of directors. We may have additional comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure documents, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* Each filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
	of the United States.

Please revise your filings in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on
EDGAR.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We believe that given the nature of these comments, it may be appropriate to disseminate revised materials to shareholders. Please ensure that the
Offer remains
open for an adequate period of time after dissemination of amended materials, such that shareholders have a meaningful opportunity to consider it.

If you have questions or concerns, please do not hesitate to contact me at (202) 942-1773.


							Very truly yours,



							Christina Chalk
							Special Counsel
							Office of Mergers &
Acquisitions





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Steven R. London, Esq.
January 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE